                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F  X      Form 40-F
                                    ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                   ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)


Date: July 31, 2003
                                       By  /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated July 31, 2003, concerning its consolidated first-quarter business results for the period ended June 30, 2003.

                                                           FOR IMMEDIATE RELEASE
                                                           JULY 31, 2003


             PIONEER ANNOUNCES FIRST-QUARTER RESULTS FOR FISCAL 2004


TOKYO -- Pioneer Corporation today announced its consolidated first-quarter business results for the period ended June 30, 2003.


CONSOLIDATED FINANCIAL HIGHLIGHTS

                                        (In millions of yen except per share information)
                                                  First quarter ended June 30
                                        -------------------------------------------------
                                                                              % to
                                                                              prior
                                              2003             2002           year
                                            -------          -------          -----

Operating revenue ...................       159,227          165,944           96.0
Operating income ....................         7,564            7,025          107.7
Income before income taxes ..........         7,249            5,298          136.8
Net income ..........................         2,939            2,694          109.1

    Net income per share (in yen):
      Basic .........................         16.75            14.96
      Diluted .......................         16.75            14.96



Note: Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

CONSOLIDATED BUSINESS RESULTS
The first quarter of fiscal 2004, ended June 30, 2003, resulted in operating revenue of 159,227 million yen (US$1,326.9 million), a 4.0% decline from the corresponding period in the previous year. For the same period, operating income was 7,564 million yen (US$63.0 million), a 7.7% increase and net income increased to 2,939 million yen (US$24.5 million), up 9.1%. The average value of the yen was up 7.2% against the U.S. dollar and down 13.4% against the euro from the corresponding period in the previous year.

HOME ELECTRONICS sales decreased 16.5% to 37,989 million yen (US$316.6 million) from the corresponding period last fiscal year. In Japan, sales fell 16.2% to 12,921 million yen (US$107.7 million), mainly due to reduced sales of plasma displays for home use, despite higher sales of DVD recorders and home telephones. Overseas, sales dropped 16.7% to 25,068 million yen (US$208.9 million), mainly because of decreased sales of audio products in North America and digital broadcast set-top boxes in Europe, despite increased sales of plasma displays for home use in North America.

CAR ELECTRONICS sales decreased 2.0% to 74,738 million yen (US$622.8 million) from the corresponding period last fiscal year. In Japan, sales rose 11.5% to 31,344 million yen (US$261.2 million), mainly due to continued strong sales in consumer markets of car navigation systems, both hard disk drive and DVD models, as well as increased sales to automobile manufacturers of car audio products. Overseas, sales fell 9.8% to 43,394 million yen (US$361.6 million), primarily due to decreased sales of car audio products, both to consumers and automobile manufacturers in North America.

Royalty revenue from PATENT LICENSING increased 9.6% to 3,418 million yen (US$28.5 million), mainly because of a lump-sum royalty revenue from a royalty settlement with a licensee, despite expiration of optical disc-related patents in certain regions.

OTHERS sales amounted to 43,082 million yen (US$359.0 million), up 4.8% year on year. In Japan, sales dropped 4.2% to 21,554 million yen (US$179.6 million), mainly as a result of decreased sales of factory automation systems and commercial karaoke products, in line with the sale of our karaoke-related subsidiaries, despite healthy sales of cellular phone-related devices such as organic electroluminescent (OEL) displays. Overseas sales rose 15.6% to 21,528 million yen (US$179.4 million), supported by increased sales of plasma displays for business use in North America and Europe, optical disc manufacturing systems in Asia and recordable DVD drives for PC use.

Operating income increased 7.7% from the corresponding period in the previous year to 7,564 million yen (US$63.0 million). This increase in operating income was achieved despite decreased net sales, reflecting decreased selling, general and administrative expenses and increased profit from the patent licensing segment. Net income amounted to 2,939 million yen (US$24.5 million), up 9.1% from the corresponding period in the previous year. In addition to an increase in operating profit, a decrease in foreign exchange loss resulted in the increase in net income.
           Both basic and diluted net income per share of common stock were
16.75 yen (US$0.14), compared with 14.96 yen for the corresponding period in the previous year.

CASH FLOWS
Net cash provided by operating activities was 6,353 million yen (US$52.9 million), a decrease of 15,674 million yen from 22,027 million yen cash provided in the corresponding period of the previous year. The decrease is mainly attributable to increases in operating capital requirement, which resulted from increases in inventories and decreases in accrued liabilities. Net cash used in investing activities was 10,686 million yen (US$89.1 million), an increase of 5,319 million yen compared with 5,367 million yen cash used in the corresponding period in the previous year, mainly due to increased capital expenditures.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                               #  #  #  #  #  #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 120 yen=US$1.00, the approximate rate prevailing on June 30, 2003.

Attached are consolidated financial statements.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer Corporation and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1) OPERATING REVENUE BY SEGMENT
                                                            (In millions of yen)

                                                Three months ended June 30
                          -----------------------------------------------------------------
                                  2003                          2002
                          ---------------------        ---------------------          % to
                                          % to                         % to           prior
                          Amount          Total        Amount          Total          year
                          -------         -----        -------         -----          -----
   Domestic ........       12,921           8.1         15,410           9.3           83.8
   Overseas ........       25,068          15.8         30,077          18.1           83.3
                          -------         -----        -------         -----          -----
Home Electronics ...       37,989          23.9         45,487          27.4           83.5
                          -------         -----        -------         -----          -----
   Domestic ........       31,344          19.7         28,103          16.9          111.5
   Overseas ........       43,394          27.2         48,129          29.0           90.2
                          -------         -----        -------         -----          -----
Car Electronics ....       74,738          46.9         76,232          45.9           98.0
                          -------         -----        -------         -----          -----
   Domestic ........           --            --             --            --             --
   Overseas ........        3,418           2.1          3,118           1.9          109.6
                          -------         -----        -------         -----          -----
Patent Licensing ...        3,418           2.1          3,118           1.9          109.6
                          -------         -----        -------         -----          -----
   Domestic ........       21,554          13.6         22,491          13.6           95.8
   Overseas ........       21,528          13.5         18,616          11.2          115.6
                          -------         -----        -------         -----          -----
Others .............       43,082          27.1         41,107          24.8          104.8
                          -------         -----        -------         -----          -----
   Domestic ........       65,819          41.4         66,004          39.8           99.7
   Overseas ........       93,408          58.6         99,940          60.2           93.5
                          -------         -----        -------         -----          -----
Total ..............      159,227         100.0        165,944         100.0           96.0
                          =======         =====        =======         =====          =====



(2) CONSOLIDATED STATEMENTS OF INCOME
                                                            (In millions of yen)

                                                    Three months ended June 30
                                                    --------------------------
                                                      2003              2002
                                                    --------          --------
Operating revenue:
    Net sales ................................       155,809           162,826
    Royalty revenue ..........................         3,418             3,118
                                                    --------          --------
                                                     159,227           165,944
                                                    --------          --------
Operating costs and expenses:
   Cost of sales .............................       109,304           114,334
   Selling, general and administrative .......        42,359            44,585
                                                    --------          --------
                                                     151,663           158,919
                                                    --------          --------
Operating income .............................         7,564             7,025
Other income (expenses):
   Interest income ...........................           417               516
   Foreign exchange gain (loss) ..............          (514)           (1,849)
   Interest expense ..........................          (465)             (548)
   Others, net ...............................           247               154
                                                    --------          --------
                                                        (315)           (1,727)
                                                    --------          --------
Income before income taxes ...................         7,249             5,298
Income taxes .................................         2,947             1,986
Minority interest in income of subsidiaries ..           114               777
Equity in losses of affiliated companies .....        (1,477)           (1,395)
                                                    --------          --------
Net income ...................................         2,939             2,694
                                                    ========          ========

Pioneer Corporation and Subsidiaries

(3) CONSOLIDATED BALANCE SHEETS
                                                            (In millions of yen)

                                                                         June 30
                                                                 ------------------------        March 31
ASSETS                                                             2003            2002            2003
                                                                 --------        --------        --------
Current assets:
      Cash and cash equivalents ..............................    136,800         122,546         142,480
      Available-for-sale securities ..........................        154           1,468              --
      Trade receivables, less allowance ......................    103,175         109,417         113,868
      Inventories ............................................    109,731         104,420          93,620
      Others .................................................     69,055          58,467          66,014
                                                                 --------        --------        --------
              Total current assets ...........................    418,915         396,318         415,982
Investments and long-term receivables ........................     26,668          31,981          25,871
Property, plant and equipment, less depreciation .............    149,086         146,254         145,699
Intangible assets ............................................     16,261          13,245          15,619
Other assets .................................................     43,805          33,324          43,858
                                                                 --------        --------        --------
                                                                  654,735         621,122         647,029
                                                                 ========        ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Short-term borrowings and current portion
         of long-term debt ...................................     35,891          34,448          30,867
      Trade payables .........................................     78,468          70,312          67,173
      Others .................................................     98,174          83,462         108,490
                                                                 --------        --------        --------
              Total current liabilities ......................    212,533         188,222         206,530
Long-term debt ...............................................     28,610          35,633          32,196
Other long-term liabilities ..................................     71,514          48,222          71,631
Minority interests ...........................................     17,951          18,151          18,279
Shareholders' equity:
       Common stock ..........................................     49,049          49,049          49,049
       Capital surplus .......................................     82,209          82,010          82,159
       Retained earnings .....................................    256,205         243,386         253,266
       Accumulated other comprehensive income (loss) .........    (52,882)        (43,535)        (55,629)
       Treasury stock ........................................    (10,454)            (16)        (10,452)
                                                                 --------        --------        --------
              Total shareholders' equity ...................      324,127         330,894         318,393
                                                                 --------        --------        --------
                                                                  654,735         621,122         647,029
                                                                 ========        ========        ========

Breakdown of accumulated other comprehensive income (loss)
       Minimum pension liability adjustments .................    (32,135)        (20,313)        (32,675)
       Net unrealized holding gain on securities .............      4,700           4,778           3,348
       Cumulative foreign currency translation adjustments ...    (25,447)        (28,000)        (26,302)
                                                                 --------        --------        --------
       Total accumulated other comprehensive income (loss) ...    (52,882)        (43,535)        (55,629)
                                                                 ========        ========        ========

'

Pioneer Corporation and Subsidiaries

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            (In millions of yen)

                                                            Three months ended June 30
                                                            --------------------------
                                                             2003              2002
                                                            -------           -------
I.  Operating activities:
     Net income ......................................        2,939             2,694
     Depreciation and amortization ...................        9,056             8,415
     Decrease in trade receivables ...................       11,915            12,275
     Increase in inventories .........................      (14,980)          (11,966)
     Increase in trade payables ......................        8,664            14,909
     Decrease in other accrued liabilities ...........       (7,003)           (4,394)
     Other ...........................................       (4,238)               94
                                                            -------           -------
        Net cash provided by operating activities ....        6,353            22,027
                                                            -------           -------
II.  Investing activities:
      Payment for purchase of fixed assets ...........      (11,010)           (8,397)
      Other ..........................................          324             3,030
                                                            -------           -------
       Net cash used in investing activities .........      (10,686)           (5,367)
                                                            -------           -------
III. Financing activities:
      Increase (decrease) in short-term borrowings
           and long-term debt ........................          634           (13,212)
      Dividends paid .................................       (1,754)           (1,194)
      Other ..........................................         (189)             (195)
                                                            -------           -------
       Net cash used in financing activities .........       (1,309)          (14,601)
                                                            -------           -------
Effect of exchange rate changes
     on cash and cash equivalents ....................          (38)           (6,626)
                                                            -------           -------
Net decrease in cash and cash equivalents ............       (5,680)           (4,567)
Cash and cash equivalents at beginning of period .....      142,480           127,113
                                                            -------           -------
Cash and cash equivalents at end of period ...........      136,800           122,546
                                                            =======           =======

                                                            -------           -------
I + II  Free cash flow ...............................       (4,333)           16,660
                                                            -------           -------

Pioneer Corporation and Subsidiaries

(5) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

(Business Segments)
                                                            (In millions of yen)

                                                  Three months ended June 30
                                   -----------------------------------------------------------
                                             2003                           2002                        % to prior year
                                   -------------------------        --------------------------        ----------------------
                                   Operating       Operating        Operating        Operating        Operating    Operating
                                    Revenue          Income          Revenue           Income          Revenue       Income
                                   ---------       ---------        ---------        ---------        ---------    ---------
Home Electronics ..............      38,551           (6,620)          45,642           (1,341)           84.5           --
Car Electronics ...............      75,084            7,910           76,688            7,809            97.9        101.3
Patent Licensing ..............       3,853            3,289            3,333            2,830           115.6        116.2
Others ........................      51,542            1,407           51,203           (1,867)          100.7           --
                                   --------         --------         --------         --------         -------      -------
      Total ...................     169,030            5,986          176,866            7,431            95.6         80.6
Corporate and elimination .....      (9,803)           1,578          (10,922)            (406)             --           --
                                   --------         --------         --------         --------         -------      -------
Consolidated total ............     159,227            7,564          165,944            7,025            96.0        107.7
                                   ========         ========         ========         ========         =======      =======


Notes:

     1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

     2. The consolidated financial statements include the accounts of the parent company and 140 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

     3. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

     4. Effective from the fiscal 2003 year-end presentation, profit and loss on intercompany lease, which was previously included in "Others" segment, is included in the segment which each user of leased assets belongs to. Previously reported amounts have been reclassified accordingly.